ABN AMRO Funds
File No.: 811-8004

EXHIBIT TO ITEM 77I

Terms of New or Amended Securities

ABN AMRO Mid Cap Growth Fund, Class N

The ABN AMRO Mid Cap Growth Fund has issued
Class N shares of common stock. Each share of the Class N shares of common stock has the preferences, conversion and other rights, voting powers, restrictions, qualifications, and terms and conditions of redemption that are set forth in the Trust Instrument for the ABN AMRO
Funds.

A description of Class N shares of the ABN AMRO Mid Cap
 Growth Fund is incorporated by reference to the Post-Effective
Amendment No. 62 to the Registration Statement as filed with the SEC via EDGAR on October 31, 2005 (Accession No
0000950137-05-013104).